Docebo Announces Brandon Farber As Chief Financial Officer
TORONTO, ONTARIO – April 8, 2025 – Docebo Inc. (Nasdaq:DCBO; TSX:DCBO) ("Docebo" or the "Company"), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced today Brandon Farber, who had been serving as Interim Chief Financial Officer since March 1, 2025, has been promoted to Chief Financial Officer, effective immediately. Mr. Farber brings over 15 years of cross-functional experience spanning technology, private equity, and venture capital to the executive leadership team at Docebo.
Mr. Farber joined Docebo in October 2021 as Vice President of Finance, where he was directly responsible for managing all finance functions. In January 2023, he was promoted to Senior Vice President of Finance, a role he held until appointed by Docebo’s Board to serve as the Company’s CFO on an interim basis. Before joining the Company, Mr. Farber held high-profile finance positions at Constellation Software and Finastra - a Vista Equity Partners-owned financial technology company. In these roles, he oversaw critical functions such as business planning, finance operations, operational excellence, and mergers and acquisitions. Mr. Farber began his career at KPMG Canada, focusing on the telecommunications, media, and technology sectors. He is a graduate of the Richard Ivey School of Business at Western University and holds Chartered Professional Accountant (CPA), and Chartered Accountant (CA) designations.
Alessio Artuffo, President and CEO stated, "I am delighted to announce Brandon's appointment as Chief Financial Officer. Since joining Docebo, he has established himself as a vital member of our finance and management leadership team. His cross-functional work with Sales, R&D, and Investor Relations provide him deep insight into our Company's strengths and market position. Brandon's analytical mindset, sound judgment, and financial expertise make him the ideal candidate to serve as Docebo's next CFO.”
Mr. Farber commented, “I’m honored to step into the role of CFO at this pivotal moment for Docebo. As we focus on sustainable growth and profitability, I look forward to working closely with our executive team and Board of Directors. Together, we are driving AI-First learning innovation, elevating customer experiences, and strengthening our market leadership. Our core focus remains unchanged as we deliver exceptional value to our customers while maximizing returns for our shareholders.”
Forward-Looking Information
This news release may contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including, without limitation, statements regarding the CFO transition, the Company’s focus on growth and profitability, value and returns.
This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, those factors discussed in greater detail under the “Risk Factors” section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo
Docebo (NASDAQ:DCBO; TSX:DCBO) is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.
Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
mike.mccarthy@docebo.com
+1.214.830.0641